

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2011

<u>Via E-mail</u>
Mr. John Botdorf, Chief Financial Officer
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

     **Re:    ZenVault Medical Corporation**
            **Amendment No. 4 to Offering Statement on Form 1-A**
            **Filed October 7, 2011**
            **File No. 024-10291**

Dear Mr. Botdorf:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Form 1-A, filed on October 7, 2011</u>

<u>Part I - Notification</u>

1.  We note that you have omitted the Notification. Please include the Notification with your next amendment. In addition, we reissue comments five through 15 of our letter dated April 22, 2011.

Part II – Offering Circular

Cover Page

2.  We reissue comment 20 of our letter dated April 22, 2011.  Please revise to disclose the termination date of the offering.  The statement that the offering will terminate when you raise the maximum proceeds is not consistent with Rule 415(a)(2) of Regulation C.  Similarly revise disclosure in the plan of distribution section.  In addition, clarify that purchasers will be given a prompt refund in the event the minimum amount of proceeds is not raised by the termination date, in accordance with Exchange Act Rule 10b-9.

3.  It appears that you will initially sell the Series A preferred stock through your officers and directors, who will not receive any commissions.  Therefore, please remove the commissions from the table on the cover page.  If you amend the Form 1-A to add finders or broker-dealers, such disclosure would then be revised to reflect the payment of commissions.  Revise similar disclosure in the offering circular, such as the use of proceeds section.

4.  Please reconcile the cover page legend with the language in Rule 253(d) of Regulation A.  In particular, the legend has omitted the language that the SEC does not "give its approval to any securities offered."

Table of Contents, page i

5.  We reissue comment 21 of our letter dated April 22, 2011.  Please remove the statement that "by accepting this offering circular, you agree that you will hold the information contained in the offering circular and the transactions contemplated hereby in confidence.  You are not permitted to distribute this offering circular to any person …."  We again note that the Regulation A offering is a public offering and that the Form 1-A is publicly available once filed.  Please remove this disclosure.

Summary, page 1

6.  While we note the disclosure added that you are a development stage company, much of your disclosure continues to reflect a finished product.  For instance, we note language in the summary that "our portal enables …" and "our portal is …."  We also note the disclosure in the business section that you currently make both a free and premium version of your portal available on your website.  This is inconsistent with disclosure elsewhere that you are a development stage company and the financial statements, which reflect no revenue to date.  Please revise the disclosure throughout the offering circular to clearly reflect the fact that you do not have a finished product and have generated no revenues to date.

7. Please provide the basis for your belied that "most consumers and medical professionals … will purchase a subscription fee-based cloud storage solution for PHR …."

The Healthcare Market, page 3

8. Please explain the relevance of the information regarding the European Union's estimated healthcare spending and the worldwide market in healthcare spending. Clarify whether you plan on offering your product initially internationally or whether you will initially offer your product only in the United States. To the extent you plan to offer your product internationally, discuss in greater detail this plan and the related disclosure, such as the government regulations, intellectual property, etc.

Corporate Information and History, page 5

9. You disclose that you are obligated to pay the cash portion of the purchase price under the Design and Build Contract only upon receipt of specified amounts of capital in this offering or from revenue. Please disclose the specified amounts of capital from this offering or revenue.

The Offering, page 6

10. Clarify the 50% liquidation preference.

11. Please clarify whether the funds currently in escrow, that relate to the rescission, count toward the minimum offering amount.

Special Note Regarding Forward Looking Statements, page 8

12. We note your statement that the offering circular includes forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please explain supplementally or either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Questions and Answers About the Rescission Offer, page 10

13. Your disclosure in the second question of this section indicates that the shares were sold after the initial filing of the initial Form 1-A. Please reconcile with the disclosure on the offering circular cover page, which reflects that the sales commenced on February 1, 2011, which was before the filing of the initial Form 1-A. In addition, we note that the financial statements provided with the Form 1-A reflected $115,910 in restricted cash in escrow as of December 31, 2010, which appears to have reflected the commencement of the offering prior to December 31, 2010. Please reconcile.

14. While the escrow would cover the initial purchase price, clarify in your third question how you plan to fund the interest that would be paid to any investors who accept the rescission. We note that you had no cash, other than the escrow amount, as of June 30, 2011.

15. Please disclose whether the offer complies with applicable state corporation law or whether it would potentially result in a violation of any minimum capital or reserve requirements under federal or state law. Also state the potential effect of the rescission offer on the company. For instance, will it endanger your financial condition or cause you to become insolvent if accepted by all or a portion of the offerees.

16. Please include the estimated accrued interest as of the most recent practicable date.

17. Please state whether any of the purchasers were officers, directors or more than 5% beneficial owners.

18. Please include a discussion of the remedies available to these investors under state law.

19. Please indicate whether you may be subject to action by state and federal authorities for the suspected securities violation.

Risk Factors, page 13

20. Please remove the statement that "the risks described below are not the only ones facing our company. Additional risks and uncertainties of which we are unaware or currently deem immaterial may also become important factors that may harm our business."

Dilution, page 27

21. Show us how you calculated the increase per share attributable to new investors for the sale of the minimum shares and /or maximum shares in your offering.

Use of Proceeds, page 29

22. We partially reissue comment 52 of our letter dated April 22, 2011.  We note that the proceeds may be used to pay salaries.  If the proceeds may be used to pay officers or directors, please clearly disclose and state the amount that is allocated for each officer or director, and differentiate the amount that is currently owed them and the amount that is allocated to future compensation.

23. Please provide the use of proceeds for various amounts between the minimum and maximum.

24. Please remove the statement that "we cannot specify with certainty all the particular uses for the net proceeds that we may receive upon completion of the offering …."  Also remove the third risk factor on page 26.  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  See Instruction 7 to Item 504 of Regulation S-K.

25. To the extent that the payments to complete the EMS and Physician module or any other line items in the use of proceeds will be paid to an affiliate or related party, such as Z9 Services, clearly disclose.

26. Please clarify the statement on page 30 "if the minimum number of shares is sold in this offering or we raise less than $1.5 million, we will not have the funds available to fully complete the design and construction of the EMS and Physician modules."  Clarify your business plan if you only raise the minimum proceeds in this offering and/or if you raise less than $1.5 million in this offering.

Capitalization, page 31

27. We note you have included cash and cash equivalents on a pro forma as adjusted basis in the total capitalization balance as of June 30, 2011.  It does not appear appropriate to include such amounts as those amounts are also included in your adjusted equity.  Please advise or revise.

Management's Discussion and Analysis, page 35

28. We note your responses to comments 44 and 45 of our letter dated April 22, 2011 that you have removed your milestone discussion, as you have deemed it immaterial. Please add back such disclosure and respond to the comments, as you are a development stage company and the milestones are material to investors.

29. We partially reissue comment 46 of our letter dated April 22, 2011. Please revise to clarify whether you believe most of your revenues will come from strategic partners in the future, versus from the company's marketing efforts.

30. We reissue comment 55 of our letter dated April 22, 2011. Please revise to address the company's liquidity and cash positions if the company's offering does not meet the minimum offering. In this regard, we note your disclosure on page 37.

31. Please reconcile the disclosure in the recent developments section, where you state that the agreement is currently being negotiated, with the disclosure on page two, where you state that you have secured one signed agreement.

32. Please explain the statement in this section and elsewhere in the offering circular that you have not generated any "meaningful revenue." The financial statements do not appear to reflect any revenue.

33. Discuss the estimated costs associated with building and deploying the EMS and Practitioner modules and discuss the impact upon the timing if you are unable to raise sufficient funds in this offering.

34. Disclose your cash balance as of the most recent practicable date, exclusive of the escrow.

Business, page 38

35. Clarify the statement that the medical contacts information is accessible to the EMS network when authorized by the issuer. Clarify how and when the authorization occurs and whether this is currently available, given the development stage of the EMS Network.

36. Please disclose the material terms of the strategic partners license agreement and file it as an exhibit.

37. We note your response to comment 34 of our letter dated April 22, 2011 and we reissue the comment.  Please revise to provide the material terms of your agreements with ZeroNines and MDe Solutions.  In this regard, we note that the fact that you have not generated revenue under a particular agreement does not make the agreement is immaterial.

38. Please discuss why you are not a covered entity as defined in HIPAA.  Clarify whether there are any other privacy regulations that would apply to your business or whether there are any proposed governmental regulations that would expand the regulations to cover your business plan.

39. Please disclose the duration of the two patents referenced on page 43.

40. We partially reissue comment 36 from our letter dated April 22, 2011 as we are unable to locate responsive disclosure regarding your competitors' sizes, financial resources and market strengths as compared to the company.  In addition, add clear disclosure that HealthVault is affiliated with Microsoft, as mentioned in the risk factors section and discuss its position in the industry.

41. Clarify, if true, that you have had no research and development costs, since formation in August 17, 2010.  Clarify the impact the lack of research and development may have upon your proposed product.

42. Disclose the total number of employees, in addition to the number of part time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Facilities, page 44

43. We note your revised disclosure in response to comment 41 of our letter dated April 22, 2011.  Please revise to discuss the suitability and adequacy of your current space at Castle Rock, CO.  See Item 102 of Regulation S-K.

The Rescission Offer, page 46

44. Please revise the disclosure that you believe the rescission offer is exempt from registration under the federal securities laws to clarify that the rescission offer is relying upon Regulation A as the exemption.  Also, clarify the statement that you do not make any representation as to the compliance of this rescission offer with any applicable state securities law.  Exemption or registration with the states is required in connection with the Regulation A offering.

Management, page 49

45. Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director (or nominee) should serve as a director in light of the registrant's business and structure.

46. Please disclose the amount of time each officer devotes to ZenVault, in addition to the percent.

47. Please disclose the beginning and ending dates of employment for each employment position listed for each officer and director.

Executive Compensation, page 50

48. Please provide the disclosure required by Item 402 of Regulation S-K. This would include a summary compensation table, an outstanding equity awards table, and a directors' compensation table and narratives to the tables.

Employment Agreements, page 52

49. Revise the disclosure to clarify that the salaries referred to in this section are the monthly amounts.

Related Party Transactions and Conflicts of Interest, page 55

50. Please provide the disclosure required by Item 404(d) of Regulation S-K, which requires disclosure of transactions that exceed the lesser of $120,000 or one percent of the average total assets at year end for the last two completed fiscal years. Reconcile the disclosure in the first paragraph of this section accordingly and revise the disclosure of related party transactions accordingly. This would include the free rent from an affiliated party.

51. Clearly disclose the nature of the relationship between the related parties.

52. We reissue comment 77 of our letter dated April 22, 2011 as we are unable to locate responsive disclosure. Please discuss in greater detail the specific conflicts of interest that may arise involving the officers and directors.

Principal Stockholders, page 58

53. Please include Messrs. Gin and Fukuhara in the table. Also, please update as of a more recent practicable date.

54. Please explain how you calculated the percentages as of August 1, 2011. The table reflects that the officers and directors only on 82% of the common stock outstanding before the offering. However, after the offering, the officers and directors will own 66.7% of the common stock outstanding and the investors in this offering will own the remaining 33.3%. This disclosure appears inconsistent.

Description of Capital Stock, page 59

55. We note your revised disclosure in response to comment 57 of our letter dated April 22, 2011 and we partially reissue the comment. Please revise to discuss in detail how an investor may chose between the given dividend choice.

56. We note your statement that the preferred stock **is** "validly issued, fully paid, and non-assessable." Such statement is a legal opinion that may only be made by counsel. Please remove the statement or attribute it to counsel.

57. We reissue comment 63 of our letter dated April 22, 2011 as we are unclear how the pages you reference in your response provide responsive disclosure.

58. Discuss in greater detail the Series A Liquidation Preference or Dividend Election and provide examples of how this may actually occur, comparing the two. Clarify how this is different from traditional liquidation rights for preferred stock.

59. While you have disclosed that the Series A and B Preferred Stock vote with the common stock as a class, clarify whether they have one vote per share of preferred stock.

Plan of Distribution, page 63

60. Clearly identify the officers and directors who will be offering these shares on behalf of the company.

Exhibits

61. We note that you plan to file certain exhibits by amendment including your legality opinion. Please note that we may comment on this and other documents and allow for sufficient time for our review.

62. We partially reissue comment 95 of our letter dated April 22, 2011. Please clarify supplementally whether the Proposed Ad Slick 2010 has been used by the company.

63. The subscription agreement refers to a minimum purchase of 10,000 shares. Reconcile with the plan of distribution, which does not set forth a minimum purchase per investor.

64. We note the statement that the subscription agreement is an irrevocable offer to purchase the number of shares covered by the subscription agreement.  Advise us how, under applicable state law, the offer to subscribe to purchase shares can legally be an <u>irrevocable</u> offer to purchase those shares.  We may have further comment.

65. Please remove the statement that the escrow agent shall have no accountability or obligations to the subscriber or advise as to why such disclosure is required.  In addition, the disclosure after the statement above focuses only on the funds being transferred to the company and does not reflect the obligations if the offering minimum is not reached.  Please reconcile.

66. The statement in Section 3.1(g) of the Subscription Agreement that the individual agrees to keep the information confidential should be removed.  The Form 1-A is a general solicitation document and is publicly available once filed.

67. Section 3.1(c) of the Subscription Agreement is inconsistent with Section 3.1(i).  Please reconcile.

68. We reissue comment 98 of our letter dated April 22, 2011.  The representations specified in the subscription agreement requiring subscribers to represent that
      - "The subscriber has received and carefully read this Agreement and the Definitive Offering Circular;"
      - "The undersigned has such knowledge and experience …."
      - "The undersigned … acknowledges he has received and understands the terms and conditions of the Agreement;"and
      - "The undersigned has read the Definitive Offering Circular and understands the risks associated;"

    should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws.  In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable.  The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation.  We may have further comment.

69. Exhibit 6.7 was entered into as of December 15, 2010.  However, it appears some terms may have been amended.  For instance, we direct your attention to the definition of Offering on page 6.  Please file the original agreement and separately file any amendments to the agreement or advise.

70. Please file Exhibits 3.4 and 6.11 in their entirety.

ZenVault Medical Corporation

Unaudited Financial Statements as of and for the Period Ended December 31, 2010, page F-10

71. Please revise to clearly indicate your financial statements have been restated and provide complete disclosures required by FASB ASC 250-10-50-7.  Alternatively, tell us why such information is not necessary.

(7) Series A Preferred Stock Offering, page F-16

72. We note you have Series A Preferred shares that are subject to rescission.  Please provide us with your analysis supporting the equity classification of such preferred stock sales.  In your response, tell us how you considered FASB ASC 480-10-25-8 to 13.

Notes to Financial Statements

(12) Related Party Agreement, page F-20

73. We note your response to our prior comment 90.  Based upon our review of the terms of the design and build contract and your disclosure in your offering statement, it appears the $620,000 liability relates to services provided during fiscal year 2010 and is payable regardless of your ability to obtain proceeds from this offering and/or earn future revenues.  Additionally, we note this balance begins to accrue interest after June 30, 2012.  Please tell us whether this liability is conditional on your ability to obtain proceeds from offerings and/or future revenues and provide specific references to the clause in the Design and Build contract that supports your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director